Exhibit 99.1

Hollysys Announces Suspension of Evaluation of Buyout Proposals

Beijing, China – January 24, 2022 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that its board of directors (the “Board”), after careful review and consideration with the assistance of its executive management team as well as external financial and legal advisors, has resolved that it is not currently considering a sale of the Company and thus will suspend further evaluation of all unsolicited buyout proposals that the Company has received.

The Board believes that the Company possesses significant value creation potential with its leading position in the automation industry, and that it is important for the Board and the management team to focus on strengthening and optimizing the business operations of the Company. The Board recently appointed Dr. Changli Wang, the Company’s founder and former CEO, to the Board and as the CEO of the Company. The Board is confident that Dr. Changli Wang’s leadership will bring significant value to the Company over time and lead the Company into a new era of growth. In deciding to suspend the consideration of all unsolicited buyout proposals, the Board also took into consideration (i) the Company’s failure to timely file its annual report on Form 20-F for the fiscal year ended June 30, 2021; and (ii) the complexity and uncertainties in the global and PRC regulatory landscapes, both of which, in the Board’s opinion, would create significant difficulty in obtaining a fair valuation of the Company and increase the uncertainty of consummating a potential sale transaction.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact information:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com